Exhibit 99.2

Form 51-102F3
Material Change Report

PART 1 CONTENT OF MATERIAL CHANGE REPORT

Item 1    Name and Address of Company

Tm Bioscience Corporation (the “Corporation”)
439 University Avenue, Suite 900
Toronto, ON
M5G 1Y3

Item 2    Date of Material Change

October 19, 2006.

Item 3    News Release

A press release was issued by CNW Group on October 19, 2006.

Item 4    Summary of Material Change

The Corporation announced that it had amended its license agreement with Sirius Genomics Inc. (“Sirius”) to defer the $2,000,000 license fee that would have been payable by the Corporation on September 5, 2006 to Sirius.

Item 5    Full Description of Material Change

The Corporation announced that it had amended its license agreement with Sirius to defer the $2,000,000 license fee that would have been payable by the Corporation on September 5, 2006 to Sirius. Under the terms of the amendment this license fee will become payable on the earlier of October 12, 2007 or 90 days after the completion of certain milestones by Sirius. The Corporation will be required to pay interest on the outstanding license fee as of September 5, 2006 until such license fee is paid. Amendments to the interest rate calculation used to determine the aggregate amount available to the Corporation to set off against its license fee obligations have also been made. All other terms of the license agreement remain in effect and are unamended.

Item 6    Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

This material change report is not being filed on a confidential basis.

Item 7    Omitted Information

None.

Item 8    Executive Officer

For further information, please contact:

James Pelot, Chief Financial Officer

Tel: (416) 593-4323 ext. 228

Item 9    Date of Report

October 27, 2006.

(signed) “James Pelot”
James Pelot, Chief Financial Officer

For Immediate Release	TSX: TMC

TM BIOSCIENCE AMENDS LICENSE AGREEMENT WITH SIRIUS GENOMICS

Toronto, Ontario, October 19, 2006 - Tm Bioscience Corporation (Toronto, Ontario; TSX: TMC), a leader in the commercial genetic testing market, today announced that it has amended its license agreement with Sirius Genomics to defer a $2 million license fee payment originally due on September 5, 2006. This payment will now become due in October 2007 or 90 days after completion of certain milestones by Sirius. Tm will pay Sirius interest on the deferred payment at an annual rate of 16.6% calculated from the original due date of the payment. Amendments related to the delay of the license fee payment have been made to the interest rate calculation used when determining the aggregate amount which Tm is eligible to set off against its Licensee Fee obligations. All other terms of the original license agreement remain in effect unchanged.

About Tm Bioscience - Putting the Human Genome to Work™
Tm Bioscience (TSX: TMC) is a Toronto-based diagnostics company developing a suite of DNA-based tests for genetic disorders, drug metabolism (pharmacogenetics) and infectious diseases.

Tm Bioscience has developed and commercialized Analyte Specific Reagents* and a series of Tag-It™** tests for a variety of genetic disorders. These tests are based on Tm Bioscience’s proprietary Tag-ItTM Universal Array platform, which utilizes a proprietary universal tag system that allows for easy optimization, product development and expansion.

Tm Bioscience’s Cystic Fibrosis (CF) test is the first multiplexed human disease genotyping test to be cleared by the FDA as an in vitro device (IVD) for diagnostic use in the U.S. It has also received CE mark certification and Health Canada clearance, allowing the test to be marketed for diagnostic purposes in the European Union and Canada. In addition, the Company is developing a companion test for the blood-thinning drug warfarin and a test for patients under treatment for sepsis.

For more information, visit http://www.tmbioscience.com.

* Analyte Specific Reagent. Analytical and performance characteristics are not established.
** For Investigational Use Only. The performance characteristics of these products have not been established.

Forward-Looking Statements
This press release contains information that is forward-looking information within the meaning of applicable securities laws. In some cases, forward-looking information can be identified by the use of terms such as “may”, “will”, “should”, “expect”, “plan”, “anticipate”, “believe”, “intend”, “estimate”, “predict”, “potential”, “continue” or the negative of theses terms or other similar expressions concerning matters that are not historical facts.

Forward-looking information, by its nature necessarily involves risks and uncertainties including, without limitation, the difficulty of predicting regulatory approvals, the timing and conditions precedent to obtaining any regulatory approval, market acceptance and demand for new products, the availability of appropriate genetic content and other materials required for the Company’s products, the Company’s ability to manufacture its products on a large scale, the protection of intellectual property connected with genetic content, the impact of competitive products, currency fluctuations, risks associated with the Company’s manufacturing facility and any other similar or related risks and uncertainties. Additional risks and uncertainties affecting the Company can be found in the Company’s 2005 Annual Report, available on SEDAR at www.sedar.com and in the Company's Form 20-F, as amended, filed with the U.S. Securities and Exchange Commission and available at www.sec.gov If any of these risks or uncertainties were to materialize, or if the factors and assumptions underlying the forward-looking information were to prove incorrect, actual results could vary materially from those that are expressed or implied by the forward-looking information contained herein. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

INVESTOR RELATIONS CONTACT:
James Smith
The Equicom Group
Tel.: 416-815-0700
Email: jsmith@equicomgroup.com